Exhibit 77(i)



                       Terms of New or Amended Securities

(1) At the June 3, 2004 Board Meeting, the Board of Trustees of ING Variable Insurance Trust approved the establishment of ING GET U.S. Core Series 7, ING GET U.S. Core Series 8, and ING GET U.S. Core Series 9.